Exhibit 99.2

TEEKAY CORPORATION ANNOUNCES PROPOSED CONVERTIBLE SENIOR NOTES OFFERING

Hamilton, Bermuda, January 23, 2018—Teekay Corporation (Teekay or the Company) (NYSE:TK) today announced that it has commenced an offering to sell, subject to market and other conditions, $100 million aggregate principal amount of convertible senior notes due 2023 (the Convertible Notes) (or up to $115 million convertible senior notes if the initial purchasers exercise in full their option to purchase additional Convertible Notes) in a private offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the Securities Act).

The Convertible Notes will be the general senior unsecured obligations of Teekay and will accrue interest payable semi-annually in arrears. The Convertible Notes will be convertible into Teekay’s common stock. The Convertible Notes (including the shares of Teekay’s common stock into which the Convertible Notes are convertible) have not been registered under the Securities Act, or the securities laws of any other jurisdiction, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

The Company also announced today by separate press release that it has commenced a registered public offering pursuant to an effective shelf registration statement of 10 million shares of its common stock. The Company intends to grant the underwriters in that offering a 30-day option to purchase up to an additional 1.5 million shares of common stock. Nothing contained herein shall constitute an offer to sell or the solicitation of an offer to buy the common stock.

The Company expects to use the net proceeds from the offerings for general corporate purposes, which may include, among other things, repaying a portion of its outstanding indebtedness and funding working capital.

This press release is being issued pursuant to Rule 135c under the Securities Act, and does not constitute an offer to sell, or the solicitation of an offer to buy, these securities (including the shares of Teekay’s common stock into which the Convertible Notes are convertible), nor will there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale is not permitted. Any offers of the Convertible Notes will be made only to qualified institutional buyers in reliance on Rule 144A under the Securities Act by means of a private offering memorandum.

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, but are not limited to, those discussed in Teekay’s public filings with the SEC. Teekay undertakes no obligation to revise or update any forward looking statements, unless required to do so under the securities laws.

About Teekay

Teekay Corporation operates in the marine midstream space through its ownership of the general partner and a portion of the outstanding limited partner interests in Teekay LNG Partners L.P. (NYSE:TGP) and an interest in the general partner and a portion of the outstanding limited partner interests in Teekay Offshore Partners L.P. (NYSE:TOO). In addition, Teekay has a controlling ownership interest in Teekay Tankers Ltd. (NYSE:TNK) and directly owns a fleet of vessels. The combined Teekay entities manage and operate approximately 210 liquefied gas, offshore, and conventional tanker assets.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

For Investor Relations

enquiries contact:

Ryan Hamilton

Tel: +1 (604) 609-2963